HIGH TIDE INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting (the "Meeting") of shareholders (the "Shareholders") of High Tide Inc. (the "Company") will be held via live webcast at www.agmconnect.com/HighTide2021 at 10:00 a.m. (Calgary time) on July 29, 2021. This year, to deal with the public health impact of COVID-19, the Company is conducting an online only Shareholders' meeting. You will not be able to attend the Meeting physically.

The Meeting is being held for the following purposes:

1. To receive the audited annual financial statements of the Company for the year ended October 31, 2020, together with the report of the auditor thereon;

2. To reappoint Ernst & Young LLP as auditor of the Company for the ensuing year and to authorize the board of directors of the Company (the "Board") to fix the auditor's remuneration;

3. To fix the number of directors at five;

4. To elect directors of the Company for the ensuing year, as more particularly set forth in the accompanying proxy and management information circular dated June 14, 2021, and prepared for the purpose of the Meeting (the "Information Circular");

5. To consider and, if deemed appropriate, pass a resolution confirming and reapproving the ten percent rolling stock option plan of the Company, as required by the TSX Venture Exchange (the "TSXV") on an annual basis;

6. To consider and, if deemed appropriate, pass a resolution confirming and reapproving the rolling restricted share unit award plan of the Company, as required by the TSXV on an annual basis; and

7. To transact such other business as may be properly brought before the Meeting or any adjournment(s) thereof.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the Information Circular.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is June 14, 2021 (the "Record Date"). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Shareholders who choose to attend the Meeting will do so by following the instructions at www.agmconnect.com/HighTide2021. You will be able to access the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the Meeting platform will be supported across browsers and devices that are running the most updates version of the applicable software plugins. Only registered Shareholders ("Registered Shareholders") and duly appointed proxyholders (including non-registered (beneficial) Shareholders who have appointed themselves as proxyholder) will be entitled to attend, participate and vote at the meeting, all in real time by visiting: www.agmconnect.com/HighTide2021.

Notice-and-Access

This year, the Company has elected to use for the Meeting the notice-and-access provisions under National Instrument 54- 101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and National Instrument 51- 102 - Continuous Disclosure Obligations ("NI 51-102" and together with NI 54-101, the "Notice-and-Access Provisions") of the Canadian Securities Administrators (the "CSA"). The Notice-and-Access Provisions are a set of rules developed by the CSA that reduce the volume of materials that must be physically mailed to Shareholders by allowing the Company to post its Information Circular and any additional materials online.

The Information Circular and all additional materials have been posted in full on the Company's website at www.hightideinc.com/invest, through AGM Connect at www.agmconnect.com/HighTide2021, and under the Company's

System for Electronic Document Analysis and Retrieval ("SEDAR") profile at www.sedar.com, instead of printing and mailing out paper copies. All Shareholders of record as of the Record Date, will receive a notice and access notification containing instructions on how to access the Information Circular and all additional materials.

Voting by Proxy

Shareholders may request to receive paper copies of the proxy materials in connection with the Meeting, at no cost, by emailing support@agmconnect.com, or by calling 1-855-839-3715, up to the date of the Meeting or any adjournment thereof, or thereafter by contacting the Company at 1-855-747-6420. Requests may be made up to one year from the date the Meeting materials were filed on SEDAR. In order to ensure that a paper copy of the Information Circular and additional materials can be delivered to a Shareholder in time for such Shareholder to review the Information Circular and return a form of proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that Shareholders ensure their request is received no later than July 8, 2021. Shareholders who would like more information about the Notice-and-Access Provisions should review the "Notice-and-Access" section included in the Information Circular.

Registered Shareholders may attend the Meeting online or may be represented by proxy. If you are a Registered Shareholders and are unable to attend the Meeting online, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to AGM Connect. To be valid, completed proxy forms must be dated, completed, signed and deposited with AGM Connect, (i) by mail using the enclosed return envelope addressed to AGM Connect, 401 Bay Street, Suite 2704, Toronto, ON, M5H 2Y4, (ii) by telephone at 1-855-839-3715 (English), (iii) through online voting at www.agmconnect.com/highTide2021 or (iv) by facsimile at 1-416-222-4202. You will need your unique Voter ID and Meeting Code email of choice to vote online or via telephone. If you vote through the internet, you may also appoint another person to be your proxyholder. Please login in your profile at https://app.agmconnect.com and fill out the form with a valid email. Your proxy or voting instructions must be received in each case no later than 5:00 p.m. (Calgary time) on July 27, 2021, or two business days preceding the date of any adjournment or postponement of the Meeting. If you are unable to attend the Meeting online, we encourage you to complete the enclosed form of proxy as soon as possible. If a Shareholder received more than one form of proxy because such holder owns common shares registered in different names or addresses, each form of proxy should be completed and returned. The Chairman of the Meeting shall have the discretion to waive or extend the proxy deadline without notice. Shareholders are reminded to review the Information Circular before voting.

If you are not a Registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

COVID-19

The Company has been carefully monitoring the outbreak of COVID-19. Given the unprecedented circumstances in which we collectively find ourselves, and in light of the Company's unwavering commitment to the health and well-being of its employees, customers, suppliers, partners, Shareholders, communities and other stakeholders, the Company will be conducting the Meeting in a virtual-only format. A virtual-only meeting format is being adopted in response to the rapidly evolving COVID-19 situation in order to enfranchise and give all of our Shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular constraints, circumstances or risks they may be facing as a result of COVID-19.

DATED at Calgary, Alberta, June 14, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ "Harkirat (Raj) Grover"

Harkirat (Raj) Grover

President, Chief Executive Officer, and Director

HIGH TIDE INC.  |  #112, 11127 15 STREET NE,  CALGARY, AB  T3K 2M4  |  www.hightideinc.com